

June 11, 2012

Via E-mail
Jon E. Kirchner
Chief Executive Officer
DTS, Inc.
5220 Las Virgenes Road
Calabasas, CA 91302

Re: DTS, Inc.
　　　　Registration Statement on Form S-4
　　　　Filed May 17, 2012
　　　　File No. 333-181475

Dear Mr. Kirchner:

　　　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.　　　We note your disclosure regarding the merger consideration that shareholders of SRS Labs may elect to receive, for each share of SRS common stock, either cash consideration in the amount of $9.50 or stock consideration in the amount 0.31127 of a share of DTS common stock. You further clarify that this election is subject to proration based on the requirement in the Merger Agreement that there be a 50% cash/50% stock allocation with respect to the total consideration paid. It is unclear from your disclosure, however, the extent to which an individual's election might be impacted by the 50% cash/50% stock allocation requirement. Please revise your disclosure to explain in greater detail and/or to provide illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the 50% cash/50% stock allocation requirement.

In this respect, please disclose the maximum extent to which the consideration actually received potentially would vary from STS stockholders' elections to receive all cash and all stock.

Fee Table

2.   Please tell us and disclose whether you intend to use the registration statement for the resale of shares to be issued to Mr. Yuen in the merger transaction. If so, please revise the fee table to clarify this and include revised disclosure elsewhere as appropriate.

Opinion of Centerview Partners LLC, page 72

Miscellaneous, page 78

3.   You disclose that DTS, Inc. received a fairness opinion from Centerview Partners LLC in connection with the merger transaction. In accordance with Item 1015(b) of Schedule 14A, please disclose the compensation received by Centerview as a result of its role in the transaction, disclose the portion of the payment to Centerview that is contingent on the completion of the merger, and describe any material relationship that existed during the past two years or that is mutually understood to be contemplated on a going-forward basis. Refer to Item 14(b)(6) of Schedule 14A.

Exhibits, page II-2

4.   It appears that Mr. Thomas C.K. Yuen, Chairman, CEO and President of SRS Labs, will serve as a director of DTS following completion of the merger and has not signed the registration statement. Please file the written consent of Mr. Yuen as an exhibit to the registration statement or advise. Refer to Rule 438 of Regulation C. In addition, please confirm that you have provided in your disclosure document all of the information required by Item 7 of Schedule 14A, including but not limited to the information required by Item 401 of Regulation S-K, for Mr. Yuen.

Undertakings, Page II-2

5.   It appears you have omitted the undertakings specified in paragraphs (a)(5) and (a)(6) of Regulation S-K Item 512. Please advise as to why you believe these undertakings do not apply to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact the undersigned at (202) 551-3457 if you have any questions. If you require further assistance, you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
Michael S. Kagnoff, Esq.
DLA Piper LLP